P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

2 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

SALE OF COLD LOGISTICS BUSINESS

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

P&O

82-2083

News Release

2 November 2005

SALE OF COLD LOGISTICS BUSINESS

P&O announces that it has today agreed to sell its cold logistics business to Versacold Holdings Corp. of Canada for £183 million. The consideration is approximately equal to the book value of the net assets being sold. The sale proceeds comprise approximately £149 million in cash and £34 million in the form of convertible debentures. The cash proceeds will be used to reduce Group net debt and are due to be received on completion which is anticipated to be in December 2005.

Commenting on the announcement, Robert Woods, P&O Chief Executive said: "Under the leadership of its strong management team, P&O Cold Logistics has developed into one of the leading cold logistics operators in the world. As P&O continues to focus on its fast growing international ports business, it is time to look to another owner to take the cold logistics business to the next stage. Versacold is a well respected operator in the industry and we have every confidence that the business, its employees and customers will continue to thrive under its new ownership."

Further Information: Sophie Fitton Tel: +44 (0) 20 7404 5959
Contact Brunswick Kate Miller

Notes to editors:

1. P&O Cold Logistics is estimated to be the third largest cold storage and distribution operator in the world (measured by capacity of refrigerated space). It has over 3,000 employees located across approximately 50 sites in the US, Australia, New Zealand and Argentina. The business provides specialised skills, systems and equipment for temperature controlled logistics for customers in the food industry.

2. For the year ended 31 December 2004, cold logistics had a turnover of £205.6 million, an underlying EBITDA of £28.7 million and an operating profit of £18.4 million (before a separately disclosable write-down of £9.2 million), as restated under International Financial Reporting Standards. For the six months to 30 June 2005 it had turnover of £109.1 million, an underlying EBITDA of £13.9 million and an operating profit of £9.3 million. Excluding two properties in Australia that will be retained by P&O, the business being sold has net operating assets of £182 million.

3. The cash proceeds will be received in a combination of US dollars, Australian dollars and New Zealand dollars. The sterling equivalent of these amounts, at current exchange rates, aggregates to approximately £149 million. In addition, P&O will receive US$60 million (approximately £34 million) of Canadian dollar denominated convertible debentures to be issued by Versacold Income Fund. The debentures will have a term of 5 years and will, at P&O's option, convert into income units issued by Versacold Income Fund. Although it is P&O's intention to retain the debentures, they will be issued as part of a larger offering and will be listed on the Toronto Stock Exchange and hence are a liquid investment. Ownership of the convertibles provides an opportunity for P&O to participate in the anticipated value enhancement from combining P&O Cold Logistics with Versacold.

4. The transaction is conditional on foreign investment review clearance and subject to working capital adjustments at completion. After stamp duty and restructuring costs being met by P&O, and other transaction costs and subject to exchange movements, P&O expects to record a loss on sale of approximately £10 million.

5. Versacold Holdings Corp. (www.versacold.com) is one of Canada's leading suppliers of public refrigerated warehousing services and the sixth largest supplier in North America (in terms of capacity of refrigerated space). It has a fully integrated network of 25 facilities across Canada from British Columbia to Québec and in Wisconsin and Washington in the US. Versacold Holdings Corp., is wholly owned by Versacold Income Fund which is an unincorporated, open-ended limited purpose trust which has units and debentures traded on the Toronto Stock Exchange in Canada. As at 31 October 2005, the market capitalisation of Versacold's income units and debentures was C$251 million (£120 million). In addition to the US$60 million (£34 million) convertible debentures issued to P&O, Versacold plan to raise a further C$130 million (£62 million) via a marketed offering of units and convertible debentures.

6. P&O is being advised by UBS Investment Bank and Citigroup.

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